UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 1 )*

Bluegate Corporation (Name of Issuer)
Common Stock, par value $0.001 (Title of Class of Securities)
09623A-10-5 (CUSIP Number)
Robert E. Davis PO BOX 2955 Victoria, TX 77902 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 29, 2006 (Date of Event which Requires Filling of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ·· 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box.   (    )

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See · 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 09623A-10-5

1.	Names of Reporting Persons. Robert E. Davis I.R.S. Identification No.

2.	Check the Appropriate Box if a Member of a Group* (a.) ( ) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,451,408

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 2,451,408

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,451,408

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 264%

14.	Type of Reporting Person IN
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Item 1. Security and Issuer

         This Schedule 13D is being filed with respect to shares of common stock,par value $0.001 per share, of Bluegate Corporation whose address is 701 N. Post Oak Rd., Suite 630, Houston, Texas 77024.

Item 2. Identity and Background.

(a)	Name: Robert E. Davis

(b)	Residence or business address: Business address: PO BOX 2955, Victoria, Texas, 77902 77024

(c)	Present Principal Occupation or Employment: Investor. PO BOX 2955, Victoria, Texas, 77902

(d)	Criminal Conviction: Mr. Davis has not, during the last five years, been convicted in a criminal proceeding (excluding minor traffic violations or similar misdemeanors).

(e)

Court or Administrative Proceedings:  Mr. Davis has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship: Mr. Davis is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration:

         Mr. Davis has converted into common stock his previous holdings of convertible debt and convertible preferred stock. Mr. Davis also holds previously acquired common stock, options and warrants.

Item 4. Purpose of Transaction
Mr. Davis made this Transaction as an investment in an industry in which Mr. Davis has invested in the past.
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(a)	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;
Mr. Davis may, from time to time, acquire additional securities of Bluegate Corporation for investment purposes.
(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;
Mr. Davis has no present plans or proposals for an extraordinary corporate transaction involving Bluegate Corporation.
(c)	A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;
Mr. Davis has no present plans or proposals involving the sale or transfer of a material amount of assets of Bluegate Corporation or any of its subsidiaries.
(d)	Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

Mr. Davis has no present plans or proposals involving any change in the present board of directors or management of Bluegate Corporation, nor any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board.

(e)	Any material change in the present capitalization or dividend policy of the issuer;
Mr. Davis has no present plans or proposals for a material change in the present capitalization or dividend policy of Bluegate Corporation.
(f)

Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

Mr. Davis has no present plans or proposals for a material change in Bluegate Corporation's business or corporate structure.
(g)	Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

Mr. Davis has no present plans or proposals for changes in Bluegate Corporation's charter or bylaws, or instruments corresponding thereto or other actions that may impede the acquisition of control of Bluegate Corporation by any person.

(h)

Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

Mr. Davis has no present plans or proposals for causing a class of securities of Bluegate Corporation to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

(i)	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
Mr. Davis has no present plans or proposals for a class of securities of Bluegate Corporation becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act.
(j)	Any action similar to any of those enumerated above.
Mr. Davis has no present plans or proposals for any actions similar to those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a)	Mr. Davis is the beneficial owner of 1,449,228 shares of common stock and the beneficial owner of 1,002,180 options and warrants.

(b)	Mr. Davis has sole voting and dispositive power for all of the shares of common stock.

(c)	Mr. Davis has not made any transactions in common stock during the past sixty days, other than as described herein.

Transaction Date	Shares or Units Purchased (Sold)	Price per Share or Unit

(d)	Other than Mr. Davis, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Mr. Davis's holdings.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer. None
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Item 7. Material to be Filed as Exhibits. None

Signature After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 29, 2006
By:	/s/ Robert E. Davis Robert E. Davis

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